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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                Joe's Jeans Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    47777N101
                                 --------------
                                 (CUSIP Number)

                               Barry S. Sternlicht
                            BSS-Joe's Investors, LLC
                             591 West Putnam Avenue
                               Greenwich, CT 06880
                            Telephone: (203) 422-7700

                                 with a copy to:

                                  Nazim Zilkha
                                White & Case LLP
                           1155 Avenue of the Americas
                               New York, NY 10036

           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 10, 2010
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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
CUSIP No. 47777N101
-------------------
------ -------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       BSS-Joe's Investors, LLC
------ -------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [ ]
       (b) [X]
------ -------------------------------------------------------------------------
  3.   SEC Use Only
------ -------------------------------------------------------------------------
  4.   Source of Funds (See Instructions)
       00
------ -------------------------------------------------------------------------
  5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                                    [ ]
------ -------------------------------------------------------------------------
  6.   Citizenship or Place of Organization
       Delaware
------------------------ ------ ------------------------------------------------
Number of Shares           7.   Sole Voting Power
Beneficially                    0
Owned by Each            ------ ------------------------------------------------
Reporting                  8.   Shared Voting Power
Person With                     3,942,325
                         ------ ------------------------------------------------
                           9.   Sole Dispositive Power
                                0
                         ------ ------------------------------------------------
                           10.  Shared Dispositive Power
                                3,942,325
------ -------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       3,942,325
------ -------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
------ -------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11)
       6.4%(1)
------ -------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)
       CO
--------------------------------------------------------------------------------
       (1) Based upon 61,612,826 shares of Common Stock issued and outstanding as reported by the Issuer in its annual report on Form
       10-K filed with the SEC for the fiscal year ended November 30, 2009.

CUSIP No. 47777N101
-------------------
------ -------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Barry S. Sternlicht
------ -------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [ ]
       (b) [X]
------ -------------------------------------------------------------------------
  3.   SEC Use Only
------ -------------------------------------------------------------------------
  4.   Source of Funds (See Instructions)
       00
------ -------------------------------------------------------------------------
  5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                                    [ ]
------ -------------------------------------------------------------------------
  6.   Citizenship or Place of Organization
       United States
------------------------ ------ ------------------------------------------------
Number of Shares           7.   Sole Voting Power
Beneficially                    0
Owned by Each            ------ ------------------------------------------------
Reporting                  8.   Shared Voting Power
Person With                     3,942,325(1)
                         ------ ------------------------------------------------
                           9.   Sole Dispositive Power
                                0
                         ------ ------------------------------------------------
                           10.  Shared Dispositive Power
                                3,942,325(1)
------ -------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       3,942,325(1)
------ -------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
------ -------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11)
       6.4%(2)
------ -------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)
       IN
--------------------------------------------------------------------------------
       (1) Beneficial ownership of the shares of Common Stock indirectly owned through BSS referred to herein is being reported by Mr.
       Sternlicht solely because Mr. Sternlicht may be deemed to have beneficial ownership of such shares as a result of Mr. Sternlicht holding a majority of the membership interests of BSS. Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission by Mr. Sternlicht that he is the beneficial owner of any of the Common Stock referred to herein for purposes of
       Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, Mr.
       Sternlicht expressly disclaims membership in a "group," as defined in
       Section 13(d) of the Act.

       (2) Based upon 61,612,826 shares of Common Stock issued and outstanding as reported by the Issuer in its annual report on Form 10-K filed with the SEC for the fiscal year ended November 30, 2009.

This Amendment No. 2 ("Amendment No. 2") to the statement on Schedule 13D filed on December 29, 2006 with the Securities and Exchange Commission (the "SEC"), as amended by Amendment No. 1 filed with the SEC on July 10, 2007 (the "Schedule 13D"), is filed with respect to the common stock, par value $0.10 per share (the "Common Stock") of Joe's Jeans Inc. (f/k/a Innovo Group Inc.), a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Except as expressly provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the acquisition of the Warrant Shares following the exercise of the warrant on February 23, 2010 to purchase up to 240,000 shares of Common Stock is available cash on hand.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

     (a) and (b) The information contained on the cover pages of this Amendment No. 2 is incorporated herein by reference. As of the date hereof, BSS has (i) beneficial ownership (within the meaning of Rule 13d-3 under the Act) and (ii) shared power to vote or direct the vote and shared power to dispose or direct the disposition of 3,942,325 shares of Common Stock, which represents approximately 6.4% of the shares of Common Stock issued and outstanding.

     As a result of holding the majority of the membership interests of BSS, Mr. Sternlicht may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Act) and (ii) shared power to vote or direct the vote and shared power to dispose or direct the disposition of 3,942,325 shares of Common Stock, which represents approximately 6.4% of the shares of Common
Stock issued and outstanding.

     (c) The type of transaction, transaction date, number of shares, and price per share for all transactions in the Common Stock by the Reporting Persons within the last 60 days are set forth on Exhibit A attached hereto and incorporated herein by reference. All trades by the Reporting Persons were done in the open market.

     (d) Not applicable.

     (e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2010

                                                       BSS-JOE'S INVESTORS, LLC


                                                       By: /s/ Matthew D. Eby
                                                           ---------------------
                                                       Name:  Matthew D. Eby
                                                       Title: Authorized Officer

                                                       Barry S. Sternlicht


                                                       /s/ Barry S. Sternlicht
                                                       -------------------------

                                                                       Exhibit A

                                  TRANSACTIONS

                  Transaction Activity
Trade Date             (Buy/Sell)             Quantity (#)        Price ($)
----------        --------------------        ------------        ---------
2/11/2010                 Sell                     125,000            2.04
2/12/2010                 Sell                     125,000            2.01
2/22/2010                 Sell                      25,000            2.27
2/22/2010                 Sell                     100,000            2.28
2/23/2010                 Sell                     125,000            2.22
2/23/2010                 Buy(1)                   240,000            1.36
2/24/2010                 Sell                     125,000            2.26
2/25/2010                 Sell                     100,000            2.21
2/26/2010                 Sell                      18,200            2.23
3/10/2010                 Sell                     200,000            2.29
3/11/2010                 Sell                     300,000            2.46
3/12/2010                 Sell                      84,150            2.72
3/15/2010                 Sell                     212,650            2.79

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(1) BSS exercised the warrant issued on June 27, 2007 to purchase up to 240,000 shares of Common Stock.